EXHIBIT 99.1

UROGEN PHARMA LTD.

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

April 25, 2018

Dear Shareholder,

You are cordially invited to attend the annual meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. (the “Company”) to be held on June 4, 2018 at 10:00 A.M., ET, at the offices of the Company at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the proxy statement relating to the Meeting (the “Proxy Statement”). The Company’s financial statements for the fiscal year ended December 31, 2017 will be reviewed at the Meeting. The Company’s board of directors unanimously recommends a vote “FOR” each proposal set forth in the Proxy Statement.

Whether or not you plan to attend and vote your shares in person at the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. Alternatively, you may choose to vote via the internet by following the electronic voting instructions included on the proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on such nominee’s proxy card, which may include instructions about voting by telephone or over the Internet.

The Company has fixed the close of business on April 25, 2018 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

UROGEN PHARMA LTD.

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 4, 2018

The annual meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. (“UroGen Pharma” or the “Company”) will be held on June 4, 2018 at 10:00 A.M. ET (GMT-5), at UroGen Pharma’s offices at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A. The Meeting is being called for the following purposes, in the following order:

1.	To reelect each of Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum, as a director of the Company, to serve as a director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time;

2.	To approve and ratify the reappointment of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditor for the year ending December 31, 2018 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm; and

3.	To approve grants of equity awards to our non-employee directors of the Company.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2017.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of the majority of the shares present in person or represented by proxy and voted at the Meeting on the relevant proposal, excluding abstentions.

These proposals are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety.

The Company’s board of directors recommends a vote “FOR” each of the proposals listed above and described in the Proxy Statement.

Shareholders of record at the close of business on April 25, 2018 (the “Record Date”) are entitled to notice of and to vote at the Meeting. The Proxy Statement and the proxy card will be mailed on or about May 3, 2018 to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at http://investors.urogen.com/ and on the SEC’s website at www.sec.gov.

Whether or not you plan to attend and vote your shares in person at the Meeting, you are asked to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company no later than the time fixed for the Meeting. Alternatively, you may choose to vote via the internet by following the electronic voting instructions included on the proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on such nominee’s proxy card, which may include instructions about voting by telephone or over the Internet. Your returned proxy may be revoked at any time before it is voted, provided that you either: (i) return a later-dated proxy card or (ii) vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote the shares at the Meeting on behalf of the record holder.

In accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, shareholders holding at least 1% (one percent) of the outstanding voting rights in the Company may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than May 3, 2018, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to us at the following address: UroGen Pharma Ltd., 499 Park Avenue, New York, New York 10022-1240, U.S.A., Attn: Gary S. Titus, Chief Financial Officer. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC, however, the Record Date for the Meeting will not change.

By order of the Board of Directors,

/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

Ra’anana, Israel
April 25, 2018

UROGEN PHARMA LTD.

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 14, 2018

We invite you to attend the annual meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. (“UroGen Pharma” or the “Company”). The Meeting will be held on June 4, 2018 at 10:00 A.M. ET (GMT-5), at UroGen Pharma’s offices at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this proxy statement (the “Proxy Statement”), in the following order:

1.	To reelect each of Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum, as a director of the Company, to serve as a director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time;

2.	To approve and ratify the reappointment of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditor for the year ending December 31, 2018 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm;

3.	To approve annual grants of equity awards to each of Arie Belldegrun, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum, our non-employee directors of the Company; and

4.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Our board of directors recommends that you vote “FOR” each of proposals 1 through 3 listed above and described in this Proxy Statement.

Currently, we are not aware of any other matters that will come before the Meeting.

Whether or not you plan to attend and vote your shares in person at the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement or vote via the internet by following the electronic voting instructions included on the proxy card (or vote by telephone or over the Internet, if your shares are held in “street name” through a bank, broker or other nominee and the voting instruction form provided by your bank, broker or nominee specifies such voting methods), in order to be represented at the Meeting or at any adjournment or postponement thereof.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business on April 25, 2018 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about May 3, 2018.

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A of 250 Royall Street, Canton, Massachusetts 02021, U.S.A., you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Gary S. Titus, Chief Financial Officer of the Company (garyt@urogen.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the agenda of the Meeting are considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting, by completing and signing this proxy card or by following the electronic voting instructions included on the proxy card. We will not be able to count a proxy card unless we receive it at our offices at 499 Park avenue, New York, New York 10022-1240, U.S.A., or our registrar and transfer agent receives it in the enclosed envelope, by no later than the time fixed for the Meeting.

If you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with such nominee’s voting instruction card which includes voting instructions. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, as described above.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 499 Park avenue, New York, New York 10022-1240, U.S.A., Attn: Gary S. Titus, Chief Financial Officer, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting. To revoke the proxy by attending the Meeting, you must provide a copy of the certificate(s) evidencing that you are the record holder of those shares and proceed to request their respective previously returned proxy card be revoked.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of March 31, 2018, there were 15,473,981 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for a general meeting of shareholders, such as the Meeting, consists of at least two (2) shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 33 1/3% of the voting rights in the Company.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a later day, time and place if so specified in the notice of the meeting, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first Business Day (as defined in the Company’s articles of association) afterwards. If the original meeting was convened upon requisition under Section 63 of the Companies Law, any number of shareholders who attend an adjourned meeting in person or by proxy and holding the number of shares required for making such requisition will constitute a quorum, but in any other case any two (2) shareholders present in person or by proxy shall constitute a quorum at the adjourned meeting, regardless of the number of shares they hold or represent.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Under Israeli law, the approval of each of Proposals 1, 2 and 3 requires the affirmative vote of the holders of the majority of the voting power present in person or represented by proxy and voted at the Meeting on the relevant proposal, excluding abstentions.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

We will publish the final results of the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at http://investors.urogen.com/. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2018 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options or restricted share units that are currently exercisable or exercisable within 60 days of March 31, 2018 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 15,473,981 ordinary shares outstanding as of March 31, 2018.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o UroGen Pharma Ltd., 9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel.

	NUMBER AND PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT
5% or Greater Shareholders
Arkin Communication Ltd. (1)	1,643,658	10.6%
Entities affiliated with Consonance Capman GP LLC (2)	916,450	5.9%
Entities affiliated with Menora Mivtachim Holdings Ltd. (3)	1,510,007	9.8%
Entities affiliated with Pontifax Management Fund III L.P. (4)	1,510,151	9.7%
ProQuest Investments IV, L.P. (5)	1,096,024	7.1%
Directors and Executive Officers
Arie Belldegrun, M.D.(6)	316,193	2.0%
Ron Bentsur(7)	269,359	1.7%
Cynthia Butitta(8)	8,334	*
Fred Cohen, M.D.(9)	20,000	*
Kathryn Falberg (10)	13,334	*
Gil Hakim(11)	171,769	1.1%
Stuart Holden, M.D.(12)	39,500	*
Stephen Mullennix	—	—
Ran Nussbaum(13)	1,510,151	9.7%
Mark Schoenberg, M.D.(14)	88,600	*
Gary Titus (15)	28,423	*
All directors and executive officers as a group (11 persons)	2,465,663	15.1%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)	Represents ordinary shares beneficially owned as of May 4, 2017, based on a Schedule 13D jointly filed on May 30, 2017, by Arkin Communications Ltd. and Moshe Arkin. In such filing, Arkin Communications Ltd. and Moshe Arkin list their address as 6 Hachoshlim St., Bldg. C, Herzliya 46724, Israel, and indicate that Arkin Communications Ltd. has shared voting power with respect to 1,643,658 ordinary shares and shared dispositive power with respect to 1,643,658 ordinary shares and that Moshe Arkin has shared voting power with respect to 1,643,658 ordinary shares and shared dispositive power with respect to 1,643,658 ordinary shares.
(2)	Represents ordinary shares beneficially owned as of December 31, 2017, based on a Schedule 13G jointly filed on February 14, 2018, by Consonance Capital Management LP, Consonance Capital Opportunity Fund Management LP, Mitchell Blutt and Consonance Capman GP LLC. In such filing, Consonance Capital Management LP, Consonance Capital Opportunity Fund Management LP, Mitchell Blutt and Consonance Capman GP LLC list their address as 1370 Avenue of the Americas, Floor 33, New York, NY 10019, and indicate that Consonance Capital Management LP has shared voting power with respect to 877,886 ordinary shares and shared dispositive power with respect to 877,886 ordinary shares, that Consonance Capital Opportunity Fund Management LP has shared voting power with respect to 38,564 ordinary shares and shared dispositive power with respect to 38,564 ordinary shares, that Mitchell Blutt has shared voting power with respect to 916,450 ordinary shares and shared dispositive power with respect to 916,450 ordinary shares and that Consonance Capman GP LLC has shared voting power with respect to 916,450 ordinary shares and shared dispositive power with respect to 916,450 ordinary shares.
(3)	Represents ordinary shares beneficially owned as of December 31, 2017, based on a Schedule 13G/A jointly filed on February 14, 2018, by Menora Mivtachim Holdings Ltd. and Menora Mivtachim Pensions and Gemel Ltd. In such filing, Menora Mivtachim Holdings Ltd. and Menora Mivtachim Pensions and Gemel Ltd. list their address as Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel, and indicates that Menora Mivtachim Holdings Ltd. has shared voting power with respect to 1,510,007 ordinary shares and shared dispositive power with respect to 1,510,007 ordinary shares and that Menora Mivtachim Pensions and Gemel Ltd. has shared voting power with respect to 1,209,566 ordinary shares and shared dispositive power with respect to 1,209,566 ordinary shares.

(4)	Represents ordinary shares beneficially owned as of May 4, 2017, based on a Schedule 13D jointly filed on February 15, 2018, by Pontifax Management III G.P. (2011) Ltd., Pontifax Management Fund III L.P., Pontifax (Cayman) III, L.P. and Pontifax (Israel) III, L.P (collectively, the “Pontifax Entities”), as well as an additional 31,350 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P and an additional 14,632 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P., but does not include 12,612 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Israel) III, L.P. and 5,887 ordinary shares issuable upon exercise of outstanding options held by Pontifax (Cayman) III, L.P. which have not vested. In such filing, Pontifax Management III G.P. (2011) Ltd., Pontifax Management Fund III L.P., Pontifax (Cayman) III, L.P. and Pontifax (Israel) III, L.P. list their address as c/o Pontifax, 14 Shenkar Street, Beit Ofek, Herzliya Pituach, 46140 Israel., and indicate that Pontifax Management III G.P. (2011) Ltd. has shared voting power with respect to 1,464,169 ordinary shares and shared dispositive power with respect to 1,464,169 ordinary shares, the Pontifax Management Fund III L.P. has shared voting power with respect to 1,464,169 ordinary shares and shared dispositive power with respect to 1,464,169 ordinary shares, that Pontifax (Cayman) III, L.P. has shared voting power with respect to 465,998 ordinary shares and shared dispositive power with respect to 465,998 ordinary shares and that Pontifax (Israel) III, L.P has shared voting power with respect to 998,171 ordinary shares and shared dispositive power with respect to 998,171 ordinary shares. Ran Nussbaum, a member of our board of directors, is a Managing Partner of each of the Pontifax Entities.
(5)	Represents ordinary shares beneficially owned as of May 9, 2017, based on a Schedule 13G/A jointly filed on February 14, 2018, by ProQuest Investments IV, L.P., ProQuest Associates IV LLC, Jay Moorin and Alain Schreiber. In such filing, ProQuest Investments IV, L.P., ProQuest Associates IV LLC, Jay Moorin and Alain Schreiber list their address 2430 Vanderbilt Beach Road, 108-190, Naples, FL 34109, and indicate that ProQuest Investments IV, L.P. has shared voting power with respect to 1,096,024 ordinary shares and shared dispositive power with respect to 1,096,024 ordinary shares, that ProQuest Associates IV LLC has shared voting power with respect to 1,096,024 ordinary shares and shared dispositive power with respect to 1,096,024 ordinary shares, that Jay Moorin has shared voting power with respect to 1,096,024 ordinary shares and shared dispositive power with respect to 1,096,024 ordinary shares and that Alain Schreiber has shared voting power with respect to 1,096,024 ordinary shares and shared dispositive power with respect to 1,096,024 ordinary shares.
(6)	Consists of (i) 84,211 ordinary shares and 231,982 ordinary shares issuable upon exercise of outstanding options. Does not include 112,500 ordinary shares issuable upon exercise of outstanding options which have not vested.
(7)	Consists of (i) 33,683 ordinary shares, (ii) 130,616 ordinary shares issuable upon exercise of outstanding options and (iii) 105,060 ordinary shares issuable pursuant to restricted share units. Does not include 181,444 ordinary shares issuable upon exercise of outstanding options which have not vested and 304,000 ordinary shares issuable pursuant to restricted share units which have not vested.
(8)	Consists of 8,334 ordinary shares issuable upon exercise of outstanding options. Does not include 41,666 ordinary shares issuable upon exercise of outstanding options which have not vested.
(9)	Consists of 20,000 ordinary shares issuable upon exercise of outstanding options. Does not include 20,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(10)	Consists of 13,334 ordinary shares issuable upon exercise of outstanding options. Does not include 26,666 ordinary shares issuable upon exercise of outstanding options which have not vested.
(11)	Consists of 23,033 ordinary shares and 148,736 ordinary shares issuable upon exercise of outstanding options. Does not include 92,166 ordinary shares issuable upon exercise of outstanding options which have not vested.
(12)	Consists of 39,500 ordinary shares issuable upon exercise of outstanding options. Does not include 18,500 ordinary shares issuable upon exercise of outstanding options which have not vested.
(13)	Consists of beneficial ownership of securities held by the Pontifax Entities described in note 4 above.
(14)	Consists of 88,600 ordinary shares issuable upon exercise of outstanding options. Does not include 70,700 ordinary shares issuable upon exercise of outstanding options which have not vested.
(15)	Consists of Consists of 28,423 ordinary shares issuable upon exercise of outstanding options. Does not include 76,777 ordinary shares issuable upon exercise of outstanding options which have not vested.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of seven directors: Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum. Our articles of association provide that our board of directors may include between five and nine directors. Removal of any director prior to the expiration of his or her term requires the vote of the holders of the majority of our voting shares, except as provided by applicable law.

The following table sets forth information about our directors as of March 31, 2018:

Arie Belldegrun, M.D. (3)	68	Chairman of the Board of Directors
Ron Bentsur	52	Chief Executive Officer and Director
Cynthia Butitta (1) (2) (3)	63	Director
Fred Cohen, M.D. (1) (3)	61	Director
Kathryn Falberg (1) (2)	57	Director
Stuart Holden, M.D. (1) (2)	75	Director
Ran Nussbaum (3)	44	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation, Nominating and Governance Committee.

At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors will be for a term of office that expires on the general meeting following such election or reelection. Each such director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless his or her tenure expires or terminates earlier pursuant to the Companies Law or our articles of association.

BOARD COMMITTEES

Our audit committee consists of Cynthia Butitta, Kathryn Falberg, and Stuart Holden and our compensation, nominating and governance committee consists of Arie Belldegrun, Cynthia Butitta, Fred Cohen and Ran Nussbaum. Kathryn Falberg serves as the chairperson of the audit committee and Cynthia Butitta serves as the chairperson of the compensation, the nominating and governance committee.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2017, our board of directors held eight meetings and approved and adopted three resolutions by unanimous written consent in lieu of a meeting, our audit committee held three meetings and our compensation, nominating and governance committee held one meeting.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, including those standing for reelection at the Meeting, other than Ron Bentsur, who serves as our chief executive officer, satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board of directors has determined that each of Kathryn E. Falberg and Cynthia Butitta is an audit committee financial expert as such term is defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Rules. Each of the members of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and satisfies the independent director requirements under the Nasdaq Rules.

Our board of directors has further determined that each member of our compensation, nominating and governance committee satisfies the additional requirements applicable under the Nasdaq Rules to members of compensation, nominating and governance committees.

As we reported on a Form F-1 registration statement furnished to the SEC on January 16, 2018, in accordance with regulations promulgated under the Companies Law, we elected to “opt out” of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from the Companies Law requirements will continue to be available to us so long as our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, we do not have a “controlling shareholder” (as such term is defined under the Companies Law) and we comply with the director independence requirements, and audit committee and compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum, the nominees for reelection as directors, is set forth below under Proposal No. 1.

PROPOSAL NO. 1

REELECTION OF EACH OF ARIE BELLDEGRUN, RON BENTSUR, CYNTHIA BUTTITA, FRED COHEN, KATHRYN FALBERG, STUART HOLDEN AND RAN NUSSBAUM

(SEPARATELY WITH RESPECT TO EACH NOMINEE)

Background

Our board of directors, following the recommendation of our nominating and governance committee, has nominated for reelection, and our shareholders are being asked to reelect, each of Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum, each to serve as a director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2019.

Each of Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum has consented to being named in this Proxy Statement and informed us that he is willing to serve as a director if reelected.

In accordance with the Companies Law, each of Arie Belldegrun, Ron Bentsur, Cynthia Buttita, Fred Cohen, Kathryn Falberg, Stuart Holden and Ran Nussbaum has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning the Nominees Standing for Reelection

Arie Belldegrun, M.D. has served as our Chairman since December 2012. Dr. Belldegrun is Professor of Urology, holds the Roy and Carol Doumani Chair in Urologic Oncology, and Director of the UCLA Institute of Urologic Oncology at the David Geffen School of Medicine at UCLA. Prior to joining UCLA, he was a research fellow at the National Cancer Institute/National Institute of Health in surgical oncology and immunotherapy under Dr. Steven A. Rosenberg. Dr. Belldegrun has more than 20 years of experience in the life science and biotech industry. In 1996 he founded Agensys, Inc., a biotechnology company, and served as its founding Chairman of the board of directors and as a board member until 2007, when it was acquired by Astellas Pharma Inc. Dr. Belldegrun was also a founder and the Vice-Chairman of the board of directors and Chairman of the scientific advisory board of Cougar Biotechnology, Inc., a biotechnology company, from 2003 to 2009, when it was acquired by Johnson & Johnson. He served as Chairman and Chief Executive Officer of Kite Pharma, Inc., until November 2017, when it was acquired by Gilead Sciences, Inc. He currently also serves as the Chairman of Arno Therapeutics, Inc., and Two River Group and until January 2017 as a board member of Teva Pharmaceutical Industries Ltd. Dr. Belldegrun completed his M.D. at the Hebrew University Hadassah Medical School in Jerusalem, Israel, his post graduate studies in Immunology at the Weizmann Institute of Science, Israel, and his residency in Urologic Surgery at Harvard Medical School. Dr. Belldegrun has authored several books in oncology and more than 500 scientific and medical papers related to urological cancers, immunotherapy, gene therapy, and cancer vaccines. Dr. Belldegrun is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons.

Ron Bentsur has served as our Chief Executive Officer since August 2015, and as a member of our board of directors since October 2015. Mr. Bentsur has more than 15 years of experience in the biotech industry. Until 2015, Mr. Bentsur served for more than five years as the Chief Executive Officer of Keryx Biopharmaceuticals, Inc., and during his tenure, Keryx received FDA approval pursuant to the FDA’s 505(b)(2) regulatory pathway for Auryxia (ferric citrate) and launched it commercially in the United States. Prior to that Mr. Bentsur served as Chief Executive Officer of XTL Biopharmaceuticals Ltd., a position he held from January 2006 until April 2009. From October 2000 Mr. Bentsur was with Keryx and served as its Chief Financial Officer from June 2003 until his departure in January 2006. From July 1998 to October 2000, Mr. Bentsur served as Director of Technology Investment Banking at Leumi Underwriters, where he was responsible for all technology/biotechnology private placement and advisory transactions. From June 1994 to July 1998, Mr. Bentsur worked as an investment banker in New York City, spending most of this period at ING Barings Furman Selz. Mr. Bentsur also serves as a member of the board of directors of Stemline Therapeutics, Inc. since 2009, and of Advanced Inhalation Technologies, Ltd. since August 2015. Mr. Bentsur holds a B.A. in Economics and Business Administration with distinction from the Hebrew University of Jerusalem, Israel and an M.B.A. (Magna Cum Laude), from New York University’s Stern School of Business.

Cynthia Butitta has served as our director since October 2017. Ms. Butitta served as Chief Financial Officer of Kite Pharma Inc. from January 2014 to May 2016 and as Chief Operating Officer from March 2014 to September

2017. From May 2011 to December 2012, she was Senior Vice President and Chief Financial Officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served as Chief Operating Officer of Telik, Inc., a biopharmaceutical company, from March 2001 to December 2010 and as its Chief Financial Officer from August 1998 to December 2010. Ms. Butitta also served as Principal Accounting Officer of Telik, Inc. until December 2010. She served as a Director of Catalyst Semiconductor Inc., a semiconductor products company, from June 2000 to February 2003. Ms. Butitta received her B.S. degree with honors in Business and Accounting from Edgewood College in Madison, Wisconsin, and an M.B.A. degree in Finance from the University of Wisconsin, Madison.

Fred Cohen, M.D. has served as our director since May 2017. Dr. Cohen is a Senior Advisor to TPG Capital, where he served for over 15 years as a Partner, and founder of TPG Biotechnology, a life science focused venture capital fund. In addition, for over two decades throughout his career, Dr. Cohen has been affiliated with University of California, San Francisco where he held various clinical responsibilities, including as a research scientist, an internist for hospitalized patients, a consulting endocrinologist, and the Chief of the Division of Endocrinology and Metabolism. Dr. Cohen received his B.S. degree in Molecular Biophysics and Biochemistry from Yale University, his D.Phil. in Molecular Biophysics from Oxford on a Rhodes Scholarship, and his M.D. from Stanford. Dr. Cohen currently serves on the Board of Directors of several other biotechnology and pharmaceutical companies.

Kathryn Falberg has served as our director since April 2017. She previously served as Executive Vice President and Chief Financial Officer of Jazz Pharmaceuticals plc, a multi-national specialty biopharmaceutical company, from March 2012 to March 2014 after serving as Senior Vice President and Chief Financial Officer since December 2009. Her responsibilities at Jazz Pharmaceuticals included strategy, corporate development, corporate communications and information technology. From 2001 through 2009, Ms. Falberg served as a corporate director and audit committee chair for several companies. From 1995 to 2001, Ms. Falberg was with Amgen Inc., a biotechnology company, where she served as Senior Vice President, Finance and Strategy and Chief Financial Officer and prior to that as Vice President Chief Accounting Officer, and Vice President, Treasurer. Ms. Falberg also serves as a member of the board of directors for the public biopharmaceutical companies Aimmune Therapeutics, Inc., aTyr Pharma, Inc., Axovant Sciences Ltd., BioMarin Pharmaceutical Inc. and The Trade Desk, Inc., a publicly held technology company. Ms. Falberg also served on the board of directors of Medivation, Inc. from 2013 to 2016 and Halozyme Therapeutics, Inc. from 2007 to 2016. Ms. Falberg received an M.B.A. in Finance and B.A., in Economics from the University of California, Los Angeles and is a certified public accountant (inactive).

Stuart Holden, M.D. has served as our director since December 2015. Dr. Holden has been the Chairman of ProQuest Investments’ Scientific Advisory Board since it was founded in 1998. Since May 2014, Dr. Holden has served as a member of the UCLA faculty as a Health Sciences Clinical Professor of Urology, Spielberg Family Chair in Urologic Oncology, in the Department of Urology at the UCLA David Geffen School of Medicine and Associate Director of the UCLA Institute of Urologic Oncology. Dr. Holden has worked in the field of prostate cancer for more than 36 years. Dr. Holden also serves as Medical Director of the Prostate Cancer Foundation since the foundation’s inception in 1993. Dr. Holden was the director of the Louis Warschaw Prostate Cancer Center at Cedars-Sinai Medical Center and the first holder of the Warschaw, Robertson, Law Families Chair in Prostate Cancer. Dr. Holden has served as a member of the board of directors of Telormedix SA from 2008 to 2017, and served as a member of the board of directors of Acurian, Inc. from 1999 through 2014. In addition, he was a founding partner at Tower Urology in Los Angeles. Dr. Holden received a B.A. degree from the University of Wisconsin-Madison and completed his medical degree and received his surgical training at Weill Cornell Medical College and the New York Hospital— Cornell University Medical College. He completed his urology residency at Emory University School of Medicine and fellowships in urology and developmental genetics at Memorial Sloan-Kettering Cancer Center. He also was awarded a clinical fellowship from the American Cancer Society. Dr. Holden was appointed to serve on our board by ProQuest Investments IV, L.P., one of our shareholders, pursuant to rights granted to such shareholder under our articles of association as in effect prior to this offering.

Ran Nussbaum has served as our director since May 2013. Mr. Nussbaum is a managing partner and the co-founder of The Pontifax Group, a group of Israeli-based life sciences venture funds focusing on investments in development stage bio-pharmaceutical and med-tech technologies and a shareholder of our company. He also serves as a board member on many of Pontifax’s portfolio companies, , BioBlast Pharma Ltd., Eloxx Pharmaceuticals Ltd., Nutrina Ltd., OCON Medical Ltd and Quiet Therapeutics Ltd. He served as a board member of Kite Pharma, Inc. until November 2017, when it was acquired by Gilead Sciences, Inc. Mr. Nussbaum was appointed to serve on our board by Pontifax (Israel) III Limited Partnership and Pontifax Cayman III Limited, two of our shareholders, pursuant to rights granted to such shareholders under our articles of association as in effect prior to this offering.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted, separately with respect to each nominee:

“RESOLVED, that Mr. Arie Belldegrun be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

“RESOLVED, that Mr. Ron Bentsur be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

“RESOLVED, that Ms. Cynthia Butitta be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

“RESOLVED, that Mr. Fred Cohen be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

“RESOLVED, that Ms. Kathryn Falberg be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

“RESOLVED, that Mr. Stuart Holden be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

“RESOLVED, that Mr. Ran Nussbaum be, and hereby is, reelected to serve as a member of the board of directors of UroGen Pharma Ltd., until the annual general meeting of shareholders in 2019, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolutions.

PROPOSAL NO. 2

APPOINTMENT OF KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND A MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING

Background

The audit committee of the board of directors recommends that the shareholders approve the appointment of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2018, and to serve as its independent auditor until the next annual general meeting. Under our articles of association, our board of directors is authorized to determine the independent auditor’s annual compensation.

The following table provides information regarding fees billed by Kesselman & Kesselman to us for professional services for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2017	2016
Audit fees (1)	$294,864	$172,200
Audit-related fees (2)	$104,408	$43,050
Tax fees (3)	$5,000	$91,544

Total fees	$404,272	$306,794

(1)	“Audit Fees” are fees for professional services rendered in connection with the audit of our annual financial statements, as well as the review of our interim financial statements.
(2)	“Audit-related fees” are fees for registration statements.
(3)	“Tax Fees” are tax consulting services.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Kesselman & Kesselman, Certified Public Accountants (Israel), an independent registered public accounting firm and a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditor for the year ending December 31, 2018 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine the annual compensation of such independent registered accounting firm.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NO. 3

APPROVAL OF A GRANT OF OPTIONS TO NON-EMPLOYEE DIRECTORS

Background

On February 14, 2018 (“Effective Date”), the shareholders approved the Company’s 2018 Officers’ Compensation Policy for office holders which would be in effect for a period of five (5) years (“Compensation Policy”). Pursuant to the Compensation Policy the Company shall grant its non-employee directors:

Initial Grant: on the date of the director’s initial appointment or election to the board of directors (in the case of directors joining the board of directors following the Effective Date) (or, if either such date is not a market trading day, the first market trading day thereafter), each newly appointed director will be automatically, and without further action by the board of directors or compensation committee, but subject to shareholders approval, if required, granted an option to purchase 20,000 (twenty thousand) Ordinary Shares at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the director’s initial appointment or election to the board of directors (or, if either such date is not a market trading day, the first market trading day thereafter). The shares subject to each such stock option will vest in equal quarterly installments for 12 (twelve) quarters, subject to the director’s continuous service through such vesting dates.

Annual Grant: on the date of each annual shareholders meeting of the Company held after the Effective Date, each director who continues to serve as a non-employee member of the board of directors following such shareholders meeting will be automatically, and without further action by the board of directors or compensation committee, granted an option to purchase 10,000 (ten thousand) Ordinary Shares at an exercise price equal to the closing price of the Ordinary Shares on the date of grant. The shares subject to each such stock option will vest in equal quarterly installments for 4 (four) quarters, subject to the director’s continuous service through such vesting dates. If a director joins the board of directors between annual meetings, the annual grant awarded at his/her first annual meeting will be pro-rated based on the duration of service leading up to the meeting date: (i) for service between 0 (zero) and 90 (ninety) days - no grant; (ii) for service between 91 (ninety-one) and 180 (one hundred eighty) days - 5,000 (five thousand) options; and (iii) for service of at least 181 (one hundred eighty-one) days - 10,000 (ten thousand) options.

Grant of Options

Our shareholders are asked to approve that until the expiration of the Compensation Policy and subject to its terms and conditions the Company shall grant (a) an initial grant of 20,000 (twenty thousand) Ordinary Shares options to each non-employee director initially appointment or elected member of the board of directors; and (b) an annual grant of 10,000 (ten thousand) Ordinary Shares options to each director who continues to serve as a non-employee member of the board of directors following the respective annual shareholders meeting.

We currently have outstanding options to purchase our ordinary shares and restricted share units (“RSUs”) that were granted under our 2017 Plan. As of March 31, 2018, 327,167 ordinary shares which are not subject to outstanding equity awards remained available for issuance under the 2017 Plan and none of our ordinary shares remained available for issuance under our 2010 Israeli Share Option Plan. As of March 31, 2018, options to purchase up to 1,210,000 of our ordinary shares and 113,000 RSUs were outstanding under our 2017 Plan and, options to purchase up to 1,579,762 of our ordinary shares and 182,060 RSUs were outstanding under our 2010 Israeli Share Option Plan.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, until the expiration of the Compensation Policy and subject to its terms and conditions, the Company shall grant (a) each non-employee director initially appointment or elected member of the board of directors an initial grant of 20,000 (twenty thousand) Ordinary Shares options, and (b) each director who continues to serve as a non-employee member of the board of directors following the respective annual shareholders meeting an annual grant of 10,000 (ten thousand) Ordinary Shares options.”

Our board of directors unanimously recommends that you vote “FOR” the foregoing resolution.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

On March 15, 2018, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2017.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

Ra’anana, Israel

April 25, 2018